PHOTOCOMM ACQUIRES SOLAR ELECTRIC
                       DISTRIBUTION COMPANY
                      ---------------------

     Scottsdale, Arizona, October 4, 1995...Photocomm, Inc. today announced the acquisition of Sunelco, Inc., a distributor of solar electric products located in Hamilton, Montana.

     Established in 1985, Sunelco is one of the nation's leading catalog/mail-order marketers of wireless, solar electric power systems to off-grid residential and commercial customers throughout the United States. Sunelco has been consistently profitable in recent years, posting sales revenues of $2 million in 1994.

     As a division of Photocomm, Sunelco will retain its well-regarded tradename and conduct business as usual with its present staff. Dan and Becky Brandborg, Sunelco founders, will continue to direct division operations as senior Photocomm management employees.

     Photocomm, Inc., headquartered in Scottsdale, Arizona, is the nation's largest publicly-owned manufacturer and marketer of wireless solar electric power systems. In its fiscal year ended August 31, 1995, Photocomm's sales revenue increased 44% to $20,540,839 and net income totaled $904,152 ($0.07 per common share) versus $215,941 in the prior year's period. The Company's stock is listed on the NASDAQ system under the symbol PCOM.

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